Filed by Kensington Capital Acquisition Corp. VI

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. VI

Commission File No. 001-43176

Date: August 14, 2026

On August 14, 2026, Nth Cycle, Inc. posted the following form of presentation and script on its website.

Megan’s Business Combination Call Script for Recording

SLIDE 1 – Cover Page

•	Hello. My name is Megan O’Connor, and I’m the CEO and co-founder of Nth Cycle.

SLIDE 2 – Disclaimer

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Before I begin my remarks, please be aware that this presentation contains forward-looking statements that reflect our current views about our business, financial performance, and future events, and as such, involve certain risks and uncertainties. Our expectations, beliefs, and projections are expressed in good faith, and we believe there is a reasonable basis for them.

•	We make no representation or warranty, expressed or implied, as to the accuracy, completeness or reliability of the information contained in this presentation.

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We are not under any obligation, and expressly disclaim any duty, to update any statement made in this presentation, whether as a result of new information, new developments or otherwise, except to the extent required by law.

•	This presentation does not contain all the information that should be considered with respect to the proposed business combination or any accompanying financing transaction.

•	You should consult your own counsel, tax and financial advisors as to legal and related matters concerning the matters described herein.

SLIDE 3 – Transaction Overview

•	I am delighted to share this presentation regarding our proposed business combination with Kensington Capital Acquisition Corp. Six

•	Nth Cycle is pioneering one of the fastest, cleanest, and most capital-efficient modular refining platforms for critical minerals.

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Kensington is a special purpose acquisition company with more than $230 million dollars in cash held in trust and brings a management team and board of directors with value-added industrial experience and business relationships.

•	We are actively building a $100 million dollar PIPE, for which we already have $40 million dollars committed as of this presentation.

•

We expect to have a $585 million dollar pro forma enterprise value, with approximately $310 million dollars in pro forma cash to fund the building of modular facilities and executing the rare earth and battery materials projects we’ve already contracted for or have term sheets in hand.

•	Let’s take a deeper dive into Nth Cycle’s team, technology, and opportunities.

SLIDE 5 – Nth Cycle at a Glance

•	Founded in 2017, Nth Cycle is a pure play critical mineral refining company filling one of the largest gaps in the critical mineral supply chain.

•	We work with both mining companies and recycling companies to turn both those resources into usable materials for new product manufacturing.

•	With demand driven by some of the world’s most strategic industries, our OYSTER system refines rare earths, copper, and battery materials. These are three of the fastest growing metal markets today.

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The OYSTER is built on our proprietary electroextraction platform and has been successfully deployed at our Commercial Demonstration Facility in Fairfield Ohio – which has achieved significant milestones.

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It was one of the first refineries to produce high purity nickel MHP from scrap in the United States. It was also built and permitted in less than 18 months and has over 3,400 production hours. It demonstrated over 99% recovery in our core technology and product purities in excess of 98% across multiple product campaigns.

•	Our commercial momentum continued this year as we signed a 10-year take or pay term sheet with global commodities leader Trafigura, with an estimated projected value of just over $1 billion dollars.

•	On top of that we signed two joint development agreement term sheets with leading rare earth players.

•

On the government side, we’ve established relationships with the Departments of War, Energy, and Commerce. And as the federal government continues to prioritize critical mineral refining, we have a pipeline of over $500 million dollars in funding we’ve applied for.

•	We’re well aligned with government policy and private sector demand - and are positioned to help lead the next industrial era.

SLIDE 6 – Why Refining Matters – Critical Minerals: the new oil

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Much like how petroleum defined economic and geopolitical power in the twentieth century, critical minerals are one of the defining resources of the twenty-first. They are in every data center, every semiconductor fab, every defense system, and every transmission line.

•

But just like crude oil, they’re unusable without refining, and this is a concept that the market has been slow to grasp. Crude oil in the ground has no commercial value until it is refined; and critical minerals work exactly the same way. Ore and end-of-life scrap are essentially worthless until they are purified into usable products.

•	The West has the ore and the recyclable scrap. What the West does not have is the refining capacity to convert either one into something usable.

•	China dominates this crucial step and is estimated to have control of over 85% of global critical mineral refining capacity, which is a tighter grip than OPEC ever had oil.

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Recycling and mining may have garnered investment attention, but it’s that bottleneck that’s established refining capacity as the missing link to onshoring one of the most consequential supply chains of our time.

SLIDE 7 – The U.S. is acting decisively to gain mineral independence

•	As both an economic and national security threat to the United States, the U.S. government is responding with both policy and funding support.

SLIDE 8 – Traditional refining is difficult to build in the West

•	So if refining is such an urgent problem, why haven’t we solved it yet? And why isn’t there an already established capability?

•	We believe the answer is quite simple – the refining technology and model that works so well overseas is difficult to translate in the West.

•	It’s very capital intensive to build, it can take several years to permit, and the systems are large and inflexible.

•

If we step back and look at how these minerals have been refined for decades, you’ll see massive, centralized facilities which are built next to large, long life mining assets to process the same raw materials indefinitely. This is an incredibly inflexible system.

•	When we look at cost, building the same size facility in the West is usually far more expensive; and to be profitable, it would have to run at almost full capacity.

•	And while our mineral-rich resources are abundant here in the West, they are diverse and come from both mined and recycled materials.

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But there’s no centralized, magical pile of end-of-life scrap waiting to be refined. Here, there are many smaller, regional sources of these valuable materials and they need smaller, regional refining capabilities to match, and not a centralized refining hub thousands of miles away.

•

We also need that capability now. But because traditional refining technology is a waste-intensive process and the West has strict permitting requirements, this can cause significant delays in building out just one facility.

•	So it’s no surprise – what works there, won’t work here.

SLIDE 9 – Nth Cycle has established a modular refining platform

•	Nth Cycle has developed a modular refining platform to systematically solve each of these barriers and unlock critical mineral supply chains in the West.

•	Our OYSTER system is being designed to reduce overall capital intensity by up to 70%, while building at 5 to 10 times smaller scale.

•	It can be deployed in as little as 24 months – including permitting – because we can install it in existing industrial buildings. And we estimate that it will reduce overall waste by up to 75%.

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We believe this is a historical advancement for the West~~–~~a way to build flexible refining capacity for both mined and recycled feedstocks…with a capacity to refine as little as 6,000 tonnes per year…while maintaining cost competitiveness.

•	Critical mineral refining is difficult to build domestically when it’s expensive, hard to permit, large, and inflexible.

•	But it can be done when it’s cheaper, faster, cleaner, and modular.

SLIDE 10 – Electroextraction and the OYSTER

•	Our refining system works similarly to those in use today, which is by using chemicals. But there’s a huge difference in how we create those chemicals.

•

In traditional refining, chemicals are produced using fossil energy, which has to be trucked to the site, and dumped into a large batch tank to recover metals. As you can imagine, this generates a lot of waste.

•	Nth Cycle’s electroextraction platform produces those same chemicals using electricity. So we produce only what we need, when and where we need it.

•	That’s true modularity, and it enables all of the OYSTER’s advantages.

SLIDE 11 – Commercial Demonstration Facility – Fairfield, Ohio

•	It’s also been demonstrated at scale.

•	You can see a picture of our Ohio facility on the left side of the slide, and bags of our nickel product on the right.

•	This installation operated at commercial scale with battery materials over multiple campaigns with several strategic players in industry.

•	This facility is a testament that our electroextraction platform works. Our next frontier is the broader deployment of our OYSTER system.

SLIDE 12 – Nth Cycle can process a range of strategic minerals

•	And our platform gives us flexibility well beyond nickel.

•	Nth Cycle is one of the few in the industry with a technology designed for different metals. Simply put, we capture value that others can’t.

•	We’re currently focused on rare earths, copper, and battery materials. We also have other metals like precious and platinum group metals on the horizon, with patent protection for all.

SLIDE 13 – Pursing a trillion-dollar metals market opportunity

•	Based on rising demand for these minerals in strategic markets like AI, defense, and electrification, we believe the market opportunity will be over a trillion dollars by 2040.

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And most important, is that all end markets that rely on critical minerals will face the same chokepoint – every tonne has to be refined, and the refining capacity to do it in the West does not yet exist.

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Our serviceable opportunity is a function of how much capacity we can deploy, and not of how large the metal markets may get. That is a much more bounded and much more controllable question. And we are ready to address that need.

SLIDE 14 – Multiple business models intended to balance value capture, risk, & time-to-revenue

•	Our platform gives us flexibility across business models, which allows us to balance value capture and time to revenue. And importantly, they de-risk each other.

•	In our rare earths and copper vertical, we plan to license our technology package to both mining and recycling companies.

•	We don’t view ourselves as competitive with anyone in this rare earth space – we are complementary, helping to reduce opex and chemical supply chain risk for those players.

•

On the battery materials side, we’ll build, own, and operate full refining facilities under two models: tolling, where we’d build a dedicated facility for a partner who owns both the feedstock and wants the metal product. Think of that as refining as a service. The other model is what we call independent refining where we’ll build a facility with different feedstock and off-take partners.

SLIDE 15 – Commercial and project milestones across our business streams

•	Demand for our platform is growing, including multiple JDA term sheets in the rare earths space, as well as the $1.1 billion dollar Trafigura off-take term sheet I mentioned earlier.

SLIDE 16 – Nth Cycle platform and technology expanding to global deployments

•	While domestic refining has been stalled for decades, we’ve made this technical and commercial progress over just nine years.

•	While Nth Cycle was founded in 2017, the technology and IP were under development for years prior to that.

•	Since then, our achievements speak for themselves.

•	And our expansion is accelerating.

•	We’re targeting to deploy our rare earth platform in projects as early as 2027, with our anchor facilities for battery materials expected to go online as early as 2029.

SLIDE 17 – Significant funding opportunities for >$500 million in potential grant, equity, and loan funding with US Government

•	And in the coming months, we expect to hear back from the Department of Energy, Department of War, Department of Commerce, and the Export-Import Bank on our funding applications.

•	While these opportunities are incredibly exciting, none of these are required for us to close our transaction with Kensington.

SLIDE 18 – Leadership Team

•	This is all possible because of our team. And you won’t find many like ours.

•	I think they’re the best in the industry, with both the technical depth and operational excellence to execute our ambitious plans.

SLIDE 21 – Transaction Overview

•	I would like to take a moment to quickly walk through the capital structure. This all assumes a $100 million dollar PIPE, of which we currently have $40 million dollars committed.

•	On a pro forma basis.

•	we have approximately $830 million dollars of total sources: just north of $500 million dollars of Nth Cycle equity rolling over.

•	$230 million dollars from the Kensington trust.

•	And $100 million dollars from the PIPE.

•

After estimated transaction expenses, this would leave $308 million dollars of cash on the balance sheet which will go directly into building the modular facilities and executing the rare earth and battery materials projects we’ve already contracted or have term sheets for.

•

At close, Nth Cycle shareholders will own roughly 57% of the company, while public shareholders will own about 26%, the PIPE will have 11%, and the sponsor will have the balance, with a significant portion of the sponsor promote still subject to stock performance-based conditions.

SLIDE 22 – Critical Materials Peer Performance

•	Several critical materials companies have recently gone public.

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And we enter that peer set with tremendous momentum – a binding Trafigura offtake term sheet, over 3,400 operating hours at our Ohio facility, and a capital-light, multi-metal platform — at a deliberately conservative enterprise value.

SLIDE 23 – Overview of Kensington Capital Acquisition Corp. VI

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Our sponsor, Kensington, brings a management team and board with deep operating experience across automotive, industrial, and supply-chain businesses. This is exactly the capability we need as we scale, and we appreciate their support.

SLIDE 24 – Thank You

•	As you heard here today, Nth Cycle is all in – we’re building the West’s refining capacity so critical mineral supply chains come home, once and for all.

•	Thank you for joining me to learn more about Nth Cycle.

Additional Information

The Business Combination will be submitted to shareholders of Kensington for their consideration. In connection with the Business Combination, Kensington intends to file a Registration Statement with the SEC (the “Registration Statement”), which will include a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to shareholders of Kensington in connection with its solicitation for proxies for the vote by its shareholders in connection with the Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to securityholders of Kensington and securityholders of Nth Cycle in connection with the completion of the Business Combination. After the Registration Statement is declared effective, Kensington will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Kensington will send to its shareholders in connection with the Business Combination.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Kensington as of a record date to be established for voting on the Business Combination. Shareholders of Kensington will also be able to obtain copies of the proxy statement/prospectus without charge, once available, by directing a request to: Kensington Capital Acquisition Corp. VI, 1400 Old Country Road, Suite 301, Westbury, NY 11590.

Participants in the Solicitation

Kensington and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Kensington’s shareholders with respect to the Business Combination. Information about the directors and executive officers of Kensington is set forth in its Registration Statement on Form S-1, as amended. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement and other relevant materials to be filed with the SEC regarding the Business Combination and related transactions when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Nth Cycle, its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the Registration Statement when available.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27(a) of the Securities Act of 1933 (the “Securities Act”) and Section 21(e) of the Securities Exchange Act of 1934. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination, the estimated or anticipated future results and benefits of New Nth Cycle following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for New Nth Cycle and other statements that are not historical facts.

These statements are based on the current expectations of the management of Kensington and/or Nth Cycle and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kensington and Nth Cycle. These statements are subject to a number of risks and uncertainties regarding Nth Cycle’s business and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by shareholders of Kensington in connection with the Business Combination; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the risk that the approval of the shareholders of Nth Cycle or Kensington for the Business Combination is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the risks related to the rollout of the business of Nth Cycle and the timing of expected business milestones; the effects of competition on Nth Cycle’s business; the ability of New Nth Cycle to execute its growth strategy and secure sufficient capital to execute its growth strategy, manage growth profitably and retain its key employees; the ability of New Nth Cycle to obtain or maintain the listing of its securities on a U.S. national securities exchange following the Business Combination; costs related to the Business Combination; and other risks that will be detailed from time to time in filings with the SEC. The foregoing list of risk factors is not exhaustive. There may be additional risks that Kensington and Nth Cycle presently do not know or that Kensington and Nth Cycle currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Kensington’s and Nth Cycle’s expectations, plans or forecasts of future events and views as of the date of this communication. Kensington and Nth Cycle anticipate that subsequent events and developments will cause their assessments to change. However, while Kensington and Nth Cycle may elect to update these forward-looking statements in the future, Kensington and Nth Cycle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Kensington’s or Nth Cycle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved. This communication contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Business Combination.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this communication.